UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended February 18, 2010
[June 30, 2009 and News Release]

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Amended and Restated

Financial Statements
(Unaudited)
(A Development Stage Company)
June 30, 2009

Index

Balance Sheets
Statements of Operations, Comprehensive Income and Deficit
Statements of Cash Flows
Statements of Shareholders’ Equity
Notes to Financial Statements

The Company’s auditors have not reviewed these financial statements for the period ended June 30, 2009.

CANADIAN ZINC CORPORATION Amended and Restated
(a development stage company)
Balance Sheets
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars)	June 30,	December 31,
	2009	2008
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents (Note 5)	$6,944	$9,225
Short-term investments (Note 6)	6,038	11,723
Marketable securities (Note 7)	10,984	2,024
Derivative financial instruments (Note 8)	131	-
Other receivables and prepaid expenses	63	96

Total Current Assets	24,160	23,068
Tuvatu Gold Project Option (Note 9)	1,811	-
Other long-term assets (Note 10)	525	525
Restricted cash (Note 11)	214	214
Resource interests (Note 12)	5,053	5,053
Plant and equipment (Note 14)	568	661

Total Assets	$32,331	$29,521

LIABILITIES
Current
Accounts payable	$84	$314
Accrued liabilities	98	197

Total Current Liabilities	182	511

Asset retirement obligation (Note 15)	1,200	1,162

Total Liabilities	1,382	1,673
Commitments (Notes 12 and 21)

SHAREHOLDERS' EQUITY

Share capital (Note 16)	65,583	65,621

Contributed surplus (Note 17)	8,525	8,354
Accumulated other comprehensive income	-	-
Deficit	(43,159)	(46,127)

Total Shareholders’ Equity	30,949	27,848

Total Liabilities and Shareholders’ Equity	$32,331	$29,521
Subsequent events (Note 22)

Approved by the Board of Directors:

“John F. Kearney”	“Brian A. Atkins, CA”
Director	Director

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION Amended and Restated
(a development stage company)
Statements of Operations, Comprehensive Income and Deficit
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars except share and per share amounts)	Three Months ended		Six Months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
		Restated (a)		Restated (a)
Income Investment Income	$82	$218	$212	$514

Mineral exploration and development costs (Note 13)	656	977	979	1,106
Expenses
Depreciation	6	5	11	10
Listing and regulatory fees	23	14	38	33
Management and directors fees	134	140	280	287
Office and general	103	97	191	174
Professional fees	124	29	148	51
Project evaluation	34	10	70	11
Shareholder and investor communications	24	40	72	107
Stock based compensation	72	17	145	185
	520	352	955	858
Other income (expenses)
Foreign exchange (loss)	(41)	-	(41)	-
Derivative instrument (loss)	(155)	-	(155)	-
Realized gain on securities	825	-	825	-
Unrealized gain (loss) on securities	3,730	(18)	4,061	(31)
	4,359	(18)	4,690	(31)

Net income (loss) for the period	3,265	(1,129)	2,968	(1,481)

Other comprehensive income/(loss)	-	-	-	-

Comprehensive gain (loss) for the period	$3,265	$(1,129)	$2,968	$(1,481)

Deficit, beginning of period	$(46,424)	$(42,251)	$(46,127)	$(41,899)

Net income (loss)	3,265	(1,129)	2,968	(1,481)

Deficit, end of period	$(43,159)	$(43,380)	$(43,159)	$(43,380)

Income (loss) per share - basic and diluted	$0.03	$(0.01)	$0.02	$(0.01)
Weighted average number of common shares outstanding – basic and diluted	118,901,332	120,685,063	118,931,314	120,648,824

(a) See Note 3.

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION Amended and Restated
(a development stage company)
Statements of Cash Flows
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars)	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
		Restated (a)		Restated (a)
Operating Activities
Net income (loss) for the period	$3,265	$(1,129)	$2,968	$(1,481)
Reclamation expenditures	-	(3)	(93)	(3)
Adjustment for items not involving cash:
- Accretion and depreciation	67	66	135	133
- Derivative instrument loss	155	-	155	-
- (Gain) loss on securities	(4,506)	18	(4,837)	31
- Stock based compensation	72	17	145	185
Change in non-cash working capital items:
- other receivables and prepaid expenses	10	913	33	68
- accounts payable and accrued liabilities	(7)	174	(236)	(653)
	(944)	56	(1,730)	(1,720)

Financing Activities
Capital stock issued	-	-	-	340
Capital stock repurchased (Note 16)	(5)	-	(12)	-
	(5)	-	(12)	340

Investing Activities
Short-term investments	5,099	(5,314)	5,685	1,878
Marketable securities sold	2,363	-	2,363	-
Marketable securities purchased	(6,772)	-	(6,772)	-
Tuvatu Gold Project Option	(1,811)	-	(1,811)	-
Restricted cash	-	(214)	-	(214)
Plant and equipment	(4)	(29)	(4)	(380)
	(1,125)	(5,557)	(539)	1,284

(Decrease) in cash and cash equivalents	(2,074)	(5,501)	(2,281)	(96)

Cash and cash equivalents, beginning of period	9,018	12,324	9,225	6,919

Cash and cash equivalents, end of period	$6,944	$6,823	$6,944	$6,823

Supplemental Information:
Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

(a) – See Note 3.

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION                                                                                                                                                                          Amended and Restated
(a development stage company)
Statements of Shareholders’ Equity
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

	Common shares		Contributed
(in thousands of Canadian dollars except for share amounts)	Shares	Amount	Surplus	Deficit	Total
		Restated (a)		Restated (a)	Restated (a)
Balance, December 31, 2007	120,213,962	$65,964	$7,844	$(41,899)	$31,909
Exercise of warrants at $0.72 per share	471,101	613	(273)	-	340
Shares cancelled under normal course issuer bid	(1,716,000)	(956)	578	-	(378)
Stock-based compensation	-	-	205	-	205
Net loss for the year	-	-	-	(4,228)	(4,228)
Balance, December 31, 2008	118,969,063	$65,621	$8,354	$(46,127)	$27,848
Shares cancelled under normal course issuer bid	(38,500)	(21)	14	-	(7)
Stock-based compensation	-	-	73	-	73
Net loss for the period	-	-	-	(297)	(297)
Balance, March 31, 2009	118,930,563	$65,600	$8,441	$(46,424)	$27,617
Shares cancelled under normal course issuer bid	(30,000)	(17)	12	-	(5)
Stock-based compensation	-	-	72	-	72
Net income (loss) for the period	-	-	-	3,265	3,265
Balance, June 30, 2009	118,900,563	$65,583	$8,525	$(43,159)	$30,949
(a) – See Note 3

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

1.           Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the most recent audited financial statements of the Company for the year ended December 31, 2008, except as noted below (see Note 4).  These interim financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company's audited financial statements and the notes thereto for the year ended December 31, 2008.  In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.

2.           Nature of Operations and Going Concern

The Company is primarily engaged in the exploration, development and re-permitting of its Prairie Creek property.  The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues.  The recoverability of amounts shown for resource interests is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production (see Note 12).

During the three months ended June 30, 2009, the Company diversified its interests through the acquisition of 547,669,022 shares of Vatukoula Gold Mines Plc (“VGM”) which operates the Vatukoula Gold Mine in Fiji (see Note 8 – Investment in Vatukoula Gold Mines Plc) and by entering into an option agreement to acquire the common shares of American Eagle Resources, Inc. (“American Eagle”), which through its subsidiaries holds the Tuvatu Gold Project (which is an exploration stage property) also located in Fiji (see Note 9 – Tuvatu Gold Project Option).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.  Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating at current levels for the ensuing twelve months.  Accordingly, these financial statements do not reflect the adjustments to the carrying value of assets and liabilities, or the impact on the statement of operations and balance sheet classifications, that would be necessary were the going concern assumption not appropriate.

However, at such time that the Company receives its operating permits for the Prairie Creek Mine (which is not a certain event), it will require significant additional financing to place the mine into operation.  There is no guarantee that the Company will be able to obtain such financing to complete the development of the Prairie Creek Mine.

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

3.           Change in Accounting Policy

During the year ended December 31, 2008, the Company determined that it was appropriate to change its accounting policy for resource interests whereby exploration and development costs are expensed until such time as either reserves are proven or permits to operate a mineral resource property are received and financing to complete development has been obtained.  Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian GAAP.  The change in accounting policy was applied retrospectively.

The effect of the change was to increase the accumulated deficit at January 1, 2008 by $28.290 million from $13.609 million to $41.899 million.  The effect of the change on the prior period comparatives included in these financial statements (i.e. the three and six month periods ended June 30, 2008), is summarized in the table below:

	As Previously Reported	Adjustment	Restated
Statement of Operations, Comprehensive Income and Deficit for the three months ended June 30, 2008:
Mineral exploration and development costs	$-	$(977)	$(977)
Net loss / Comprehensive loss for period	(152)	(977)	(1,129)

Loss per share – basic and diluted	(0.00)	(0.01)	(0.01)

Statement of Cash Flows for the three months ended June 30, 2008:
Operating activities	(192)	248	56
Investing activities	$(5,309)	$(248)	$(5,557)

Statement of Operations, Comprehensive Income and Deficit for the six months ended June 30, 2008:
Mineral exploration and development costs	$-	$(1,106)	$(1,106)
Net loss / Comprehensive loss for period	(375)	(1,106)	(1,481)

Loss per share – basic and diluted	(0.00)	(0.01)	(0.01)

Statement of Cash Flows for the six months ended June 30, 2008:
Operating activities	(440)	(1,280)	(1,720)
Investing activities	$4	$1,280	$1,284

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

4.           Accounting Changes and Significant Accounting Policies

Accounting Policies Adopted in 2009

Derivative Financial Instruments

Derivative financial instruments are measured at their fair value upon initial recognition and on each subsequent reporting date.  If a market value is not available, the fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models.  Derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.  Embedded derivatives are separated from the host contract when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

Accounting Policies Implemented Effective January 1, 2009/New Accounting Standards

On January 1, 2009, the Company adopted the recommendations included in Section 3064, “Goodwill and Intangible Assets,” of the CICA Handbook.  This Section replaces Section 3062, “Goodwill and Other Intangible Assets” and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this Section has had no material impact on the Company’s financial statements.

In January 2009, the CICA issued Sections 1582, “Business Combinations,” 1601, “Consolidations” and 1602, “Non-controlling Interests” to replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.”  Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section).  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  A bargain purchase will result in the recognition of a gain.  Acquisition costs will be expensed.  Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and non-controlling interests.  These new standards apply to fiscal years beginning on or after January 1, 2011 with early adoption permitted from the beginning of a fiscal year.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“CICA”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies).  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is continuing to assess the impact of the implementation of IFRS.

5.           Cash and Cash equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased.  The Company’s cash and cash equivalents at June 30, 2009 consisted of cash of $6.921 million and cash equivalents of $23,000 (December 31, 2008 – cash of $264,000 and cash equivalents of $8.961 million).

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

6.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased.  As at June 30, 2009, short-term investments were valued at $6.038 million, earning investment income at rates ranging from 0.50% to 0.94% (December 31, 2008 - $11.723 million, earning income at rates ranging from 1.48% to 4.20%).  The Company has designated its short-term investments as held for trading assets.  Investment income and changes in market value on short-term investments are recorded in investment income in the Statement of Operations; accrued interest earned but not yet received is included in short-term investments on the balance sheet.  The market value of these assets is based upon quoted market values and the recorded amounts at June 30, 2009 approximate fair value for these investments.

7.           Marketable Securities

The Company holds a portfolio of marketable securities which have been designated as held for trading assets.  Changes in fair value, based on quoted market values and exchange rates, of the marketable securities are recorded in the Statement of Operations.  The timing and proceeds from the eventual sale of these shares are dependent, to a large extent, on market forces that are not within the control of the Company.  Therefore, there is a significant amount of uncertainty as to the actual amount of cash the Company would eventually receive upon the sale of these shares.

June 30, 2009 Held for Trading	# of Shares	Original Cost	Fair Value - June 30, 2009
Alcoa Inc.	16,800	$210	$202
Copper Mesa Mining Corp.	764,595	250	23
Rio Tinto plc	1,500	213	286
Vatukoula Gold Mines Plc	547,669,022	6,437	10,473
		$7,110	$10,984

December 31, 2008 Held for Trading	# of Shares	Original Cost	Fair Value - Dec. 31, 2008
Alcoa Inc.	16,800	$210	$230
Anglo American plc	23,000	286	325
BHP Billiton Ltd.	8,000	328	418
Copper Mesa Mining Corp.	764,595	250	23
Freeport-McMoRan Copper & Gold Inc.	12,000	337	358
Rio Tinto plc	3,500	497	379
Teck Resources Limited	11,600	99	70
Companhia Vale do Rio Doce	15,000	205	221
		$2,212	$2,024

See note 8 for additional details pertaining to the investment in Vatukoula Gold Mines Plc.

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

8.	Investment in Vatukoula Gold Mines Plc

On April 9, 2009, the Company acquired 347,669,022 shares of Vatukoula Gold Mines Plc (“VGM”) at a price of £0.0073 per share for total consideration of £2.538 million ($4.554 million).  VGM is a UK company, listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.  The Company granted the seller of the shares (Viso Gero Global Inc. or “Viso Gero”) an option, until January 7, 2010, to repurchase up to 200,000,000 shares in VGM at a price of £0.01 per share, exercisable in tranches of 20,000,000 shares (the “Viso Gero Call Option”).

The Company has determined that the Viso Gero Call Option is a derivative financial instrument, similar in nature to a covered call, which has been recorded as an asset on the balance sheet.  Using a probability-weighted estimate as to the likelihood that the Viso Gero Call Option will be exercised, the Company determined that the fair value of the Viso Gero Call Option on the date of grant was $193,000 and at June 30, 2009 was $51,000.

On May 7, 2009, the Company entered into a Subscription Agreement with VGM to acquire a further 200,000,000 shares of VGM (the “Subscription Shares”) for an investment of £1.2 million (£0.006 per share), or $2.169 million (the “Subscription”).  Completion of the Subscription was subject to approval of VGM shareholders at an Extraordinary General Meeting, which took place on June 10, 2009, to confer authority under the United Kingdom Companies Act 1985 to issue the Subscription Shares without the requirement to first offer them on a pre-emptive basis to existing shareholders.  Following receipt of shareholder approval, as of June 10, 2009, Canadian Zinc holds a total of 547,669,022 shares of VGM.  Two nominees of Canadian Zinc were appointed to the Board of VGM, effective July 9, 2009.

Under the terms of the Subscription Agreement with VGM, should the Viso Gero Call Option be exercised, the Company will be entitled, until January 9, 2010, to subscribe for up to 250,000,000 additional VGM shares (the “CZN Option”).  The subscription price for any additional VGM shares will be 95% of the volume weighted average price of VGM shares for the five trading days prior to the exercise of the Viso Gero Call Option.

The Company has determined that the CZN Option is a derivative financial instrument which has been recorded as an asset on the balance sheet.  Using the Black-Scholes valuation model, and after adjusting for the Company’s estimate as to the probability of the CZN Option being exercised, the fair value of the CZN Option at the date of grant was $93,000 and at June 30, 2009 was $80,000.    These amounts were determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

	June 10, 2009	June 30, 2009
Stock Price	£0.0111	£0.01
Exercise Price	£0.0101	£0.0097
Dividend Yield	0%	0%
Risk free interest rate	0.62%	0.62%
Expected life	0.59 years	0.53 years
Expected volatility	114%	114%

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

8.           Investment in Vatukoula Gold Mines Plc (continued)

Under the Subscription Agreement, VGM has also undertaken that, in the event of any future financing by VGM within the following twelve months, Canadian Zinc will be invited to participate on the same terms in such financing pro rata to its holding so as to maintain its equity position in VGM immediately prior to the completion of such equity financing.

Further to the Subscription Agreement, the Company also confirmed that it presently has no intentions of making an offer for VGM but reserves the right (on behalf of itself and anyone acting in concert with the Company) to announce an offer or possible offer for VGM and/or to take any other action which would otherwise be restricted under Rule 2.8 of the UK City Code on Takeovers and Mergers (the “City Code”) within six months of the announcement in the event that:

(i)           a third party announces an offer or possible offer for VGM; or
(ii)
if any announcement is made by or on behalf of VGM that it is in discussions which may or may not lead to an offer (or partial offer), or formally or informally invites an offer (or partial offer) for VGM; or

(iii)	VGM announces a “whitewash proposal” or “reverse takeover” (each as defined in the City Code).

The Company has also agreed that for a period of nine months from the date of the issue of the Subscription Shares it will not dispose of any of the Subscription Shares without the prior consent of the Board of VGM, except in certain defined circumstances.

9.           Tuvatu Gold Project Option

The Company has entered into an Option Agreement on the Tuvatu Gold Project (“Tuvatu”) in Fiji.  Tuvatu is currently owned by American Eagle Resources Inc.  Under the Option Agreement, the Company has the option, until October 30, 2009, to carry out further evaluation and exploration of Tuvatu and has made an option payment of $1.811 million to the majority shareholder of American Eagle, which obligates the majority shareholder of American Eagle, upon exercise of the option by the Company, to support an amalgamation of American Eagle with a wholly-owned subsidiary of Canadian Zinc under which 16,250,000 shares of Canadian Zinc would be issued to the shareholders of American Eagle in exchange for the issued shares of American Eagle.  During the option period, Canadian Zinc has agreed to maintain the property in good standing and continue with the current exploration program at an estimated cost of approximately $670,000.

10.	Other long-term assets

Other long-term assets of $525,000 (December 31, 2008 - $525,000) consist of reclamation security deposits related to the Prairie Creek Mine Property that the Company has lodged with government agencies as security in support of certain reclamation obligations.

11.           Restricted Cash

The Company has $214,000 (December 31, 2008 - $214,000) of cash on hand, which is restricted as security for a letter of guarantee issued by a financial institution, to secure performance by the Company of certain obligations pursuant to an authorization to carry out road repairs adjacent to the Prairie Creek Mine Property granted by the Department of Fisheries and Oceans Canada (see Notes 12 and 21).

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

12.           Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property (“Prairie Creek”).

	June 30, 2009	December 31, 2008
Acquisition costs:
- Prairie Creek mining lands	$3,158	$3,158
- Prairie Creek plant and mill	500	500
	3,658	3,658
Asset retirement obligation	1,395	1,395
	$5,053	$5,053

The asset retirement obligation balance (which relates entirely to Prairie Creek) included within resource interests represents the “asset” portion of amounts initially recorded to correspond with the asset retirement obligation liability (see Note 15).  This asset amount is amortized over the useful life of the asset to which it relates.  To date, no amortization has been recorded on the asset retirement obligation asset.

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada.  The Company holds various licences and permits required in order to maintain and perform current activities at the Prairie Creek Mine site.  A summary of permits and licences granted to the Company subsequent to December 31, 2007 is noted below.

On March 20, 2008, the Mackenzie Valley Land and Water Board issued a Type B Water Licence (MV2007L8-0026) to permit remediation of a portion of the winter road.  The Water Licence is valid for five years to March 20, 2013.

In June 2008, the Company entered into a letter of guarantee in the amount of $214,000 in favour of DFO to secure performance by the Company of certain obligations pursuant to an authorization from DFO dated July 15, 2008, to perform certain road repairs in proximity to the Prairie Creek Mine site.

In September 2008, the Water Board granted a two year extension to the Company’s Land Use Permit (MV2001C0023) to September 9, 2010 and a five year renewal of the Company’s Water Licence (MV2001L2-0003) to September 9, 2013.

In June 2008, the Company submitted applications for land use and water permits for the operation of the Prairie Creek Mine.  These permits are currently undergoing environmental assessment by the Mackenzie Valley Environmental Impact Review Board.

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

13.           Mineral Exploration and Development Costs

The Company’s costs relating to activities at the Prairie Creek Mine and the Tuvatu Gold Project (see Note 9) for the three and six months ended June 30, 2009 and 2008 respectively are:

	Three Months ended		Six Months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
		Restated – Note 3		Restated – Note 3
Prairie Creek
Assaying and metallurgical studies	$24	$6	$27	$31
Camp operation and project development	134	653	229	1,130
Drilling and underground exploration	-	-	-	171
Insurance, lease rental	26	45	42	58
Permitting and environmental	110	101	256	327
Transportation and travel	27	111	27	208
	321	916	581	1,925

Drilling and underground development cost recovery	-	-	-	(942)

Depreciation – mining plant and equipment	43	42	87	83
Asset retirement accretion	19	19	38	40
	62	61	125	123

Tuvatu Gold Project	273	-	273	-

Total mineral exploration and development costs for the period	656	977	979	1,106
Mineral exploration and development costs, beginning of period	36,316	32,696	35,993	32,567
Mineral exploration and development costs, end of period	$36,972	$33,673	$36,972	$33,673

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

14.           Plant and Equipment

Plant and equipment which relates primarily to Prairie Creek is summarized below:

	June 30, 2009
	Cost	Accumulated Depreciation	Net Book Value
Mining equipment	$ 1,073	$ 593	$ 480
Pilot plant	108	93	15
Furniture, fixtures & equipment	133	95	38
Leasehold improvements	60	25	35
	$ 1,374	$ 806	$ 568

	December 31, 2008
	Cost	Accumulated Depreciation	Net Book Value
Mining equipment	$ 1,073	$ 510	$ 563
Pilot plant	108	90	18
Furniture, fixtures & equipment	129	90	39
Leasehold improvements	60	19	41
	$ 1,370	$ 709	$ 661

15.           Asset Retirement Obligation

The total undiscounted amount of the estimated cash flows required to settle the Company’s reclamation and remediation obligations in connection with Prairie Creek, as at June 30, 2009, is estimated to be $2.383 million (December 31, 2008 - $2.383 million).  While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate (should mining activity commence), a significant component of this expenditure will only be incurred at the end of the mine life.

The ultimate amount of the asset retirement obligation is uncertain.  The fair value estimate of the Company’s obligations to undertake site reclamation and remediation in connection with its Prairie Creek Mine Site infrastructure and development and applicable regulations, is based on information currently available.

The fair value of the estimated cash flows has been estimated at $1.200 million as at June 30, 2009 (December 31, 2008 - $1.162 million).  In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 2%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of ten years.  Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation requirements and alternatives.

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

15.           Asset Retirement Obligation (continued)

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	Six months ended June 30, 2009	Year ended December 31, 2008
Balance – beginning of period	$1,162	$1,228
Reclamation activity	-	(366)
Accretion	38	80
Change in estimates	-	220
Balance – end of period	$1,200	$1,162

16.	Share Capital

Authorized: Unlimited common shares with no par value (December 31, 2008 – unlimited).

Issued and outstanding: 118,900,563 common shares (December 31, 2008 – 118,969,063).

During the six months ended June 30, 2009, 68,500 common shares were purchased for cancellation pursuant to the Company’s Normal Course Issuer Bid for a total expenditure of $12,000 or approximately $0.18 per share.  The difference of $26,000 between the cost of the shares re-acquired and the average stated value of the shares based upon the Company’s share capital account was allocated to the contributed surplus account.

Effective June 1, 2009, the Company obtained TSX approval to renew its normal course issuer bid (the “Bid”) pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company. The Bid may be carried out from June 1, 2009 for a period of up to one year. Pursuant to TSX policies, daily purchases made by the Company under the Bid may not exceed 37,481 common shares, subject to certain prescribed exceptions. All common shares purchased pursuant to the Bid will be cancelled and returned to treasury

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

17.           Stock Options and Warrants

(a)           Stock Options

The Company has an incentive stock option plan in place under which it is authorized to grant stock options to directors, executive officers, employees and consultants.  At June 30, 2009, the Company was authorized to grant up to 10% of the issued share capital of the Company as stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company’s options at June 30, 2009 and 2008 and the changes for the three and six month periods then ended is presented below:

	Three Months Ended June 30,
	2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	6,940,000	$0.52	4,815,000	$0.73
Cancelled	(200,000)	0.90	-	-
Outstanding, end of period	6,740,000	$0.50	4,815,000	$0.73

	Six Months Ended June 30,
	2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,205,000	$0.73	4,865,000	$0.73
Granted	2,905,000	0.23	-	-
Cancelled	(370,000)	0.91	(50,000)	0.94
Outstanding, end of period	6,740,000	$0.50	4,815,000	$0.73

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

17.           Stock Options and Warrants (continued)

(a)           Stock Options (continued)

As at June 30, 2009, the Company has outstanding stock options to purchase an aggregate 6,740,000 common shares as follows:

Options Outstanding			Options Exercisable
Number	Weighted Average Exercise Price	Expiry Date	Number	Weighted Average Exercise Price
2,460,000	$0.60	January 14, 2010	2,460,000	$0.60
70,000	0.89	June 27, 2011	70,000	0.89
800,000	0.90	December 13, 2011	800,000	0.90
505,000	0.94	October 15, 2012	505,000	0.94
2,905,000	0.23	March 27, 2014	1,452,500	0.23
6,740,000	$0.50		5,287,500	$0.58

2,905,000 stock options were granted during the six months ended June 30, 2009.  For the three and six months ended June 30, 2009, using the fair value method for stock-based compensation, the Company recorded charges of $72,000 and $145,000 respectively, for vested stock options granted to directors, officers, employees and service providers.  These amounts were determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Dividend Yield	0%
Risk free interest rate	1.90%
Expected life	4 years
Expected volatility	83%

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

17.           Stock Options and Warrants (continued)

 (b)           Warrants

A summary of the Company’s warrants issued and outstanding as at June 30, 2009 and 2008 and the changes for the three and six month periods then ended is presented below:

	Three Months Ended June 30,
	2009		2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning and end of period	5,882,500	$1.20	9,715,012	$1.17

	Six Months Ended June 30,
	2009		2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	5,882,500	$1.20	17,569,243	$1.09
Exercised	-	-	(471,101)	0.72
Expired	-	-	(7,383,130)	1.00
Outstanding, end of period	5,882,500	$1.20	9,715,012	$1.17

As at June 30, 2009, the Company has outstanding warrants to purchase an aggregate 5,882,500 common shares at an exercise price of $1.20 per warrant, expiring July 23, 2009.

No warrants were issued in the six month period ended June 30, 2009.

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

17.           Stock Options and Warrants (continued)

 (c)           Contributed Surplus

A summary of the contributed surplus account is presented below:

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2008	$2,036	$4,015	$1,725	$578	$8,354
Stock-based compensation	73	-	-	-	73
Stock options cancelled	(114)	-	114	-	-
Shares cancelled under normal course issuer bid	-	-	-	14	14
Balance, March 31, 2009	$1,995	$4,015	$1,839	$592	$8,441
Stock-based compensation	72	-	-	-	72
Stock options cancelled	(136)	-	136	-	-
Shares cancelled under normal course issuer bid	-	-	-	12	12
Balance, June 30, 2009	$1,931	$4,015	$1,975	$604	$8,525

18.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital.  As the Company is in the exploration and development stage, its principal source of funds for its operations is from the issuance of common shares.  The issuance of common shares requires approval of the Board of Directors.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Prairie Creek project for the benefit of its stakeholders.  The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team.  The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

In 2008, the Company reviewed its current investment portfolio and strategy.  During this review, it was noted that the rates of return for Bankers’ Acceptances and Guaranteed Investment Certificates had declined significantly during the latter half of 2008.  The Company determined that it was appropriate to allocate a portion of its investments to equities in order to seek a better return on its capital resources.  During 2008, a total of approximately $1.962 million was invested in the equity stock of a number of major mining companies.  The Company considers that these marketable securities, while acquired as part of a medium-term investing strategy, are highly liquid assets in view of the average trading volumes of the shares of the companies acquired.  During the six months ended June 30, 2009, a portion of these marketable securities, representing $1.539 million of the original cost, were sold, realizing a gain on sale of $0.825 million.  In 2009, the Company acquired shares in Vatukoula Gold Mines Plc as part of a strategic investment to increase shareholder value (see Notes 7 and 8 for additional details).

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

19.           Related Party Transactions

The Company incurred rent expense with a corporation with a common director of the Company in the amount of $12,000 (six months ended June 30, 2008 - $7,000).  These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties.

20.           Financial Instruments

(a)
Fair Values:  The recorded amounts for other cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company has designated its cash and cash equivalents, short-term investments, marketable securities and restricted cash as held for trading assets.

(b)
Market risk:  The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets.  Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change.  Based upon the Company’s portfolio at June 30, 2009, a 10% fluctuation in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net income of approximately $1.1 million.

(c)
Interest rate risk:  Included in net income for the six months ended June 30, 2009 is investment income on the Company’s cash and cash equivalents and short-term investments.  If interest rates throughout the period had been 100 basis points (1%) lower or higher the net income would have been approximately $90,000 higher/lower.  The Company does not have any debt obligations which expose it to interest rate risk.

(d)
Foreign currency risk:  The Company holds certain marketable securities and cash from sale of marketable securities that are denominated in U.S. dollars and which, as held for trading assets, impact the Company’s net loss as a result of being marked to market at each reporting period.  The Company estimates that, based upon the cash and marketable securities held at June 30, 2009, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian and U.S. dollar, the Company’s net income would be $26,000 higher (or lower).  The Company also holds marketable securities denominated in U.K pounds sterling.  Based upon the marketable securities held at June 30, 2009, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income would be $55,000 higher (or lower).

(e)
Credit risk:  The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash.  The total value of these items at June 30, 2009 is $24.180 million.  Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in a credit risk.  The Company has never held any asset-backed paper instruments.  The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions.  Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the current concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company.  At June 30, 2009, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested in five financial institutions.

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

20.           Financial Instruments (continued)

(f)
Liquidity risk:  Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due.  As at June 30, 2009, the Company had positive working capital of $23.978 million.  Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk.  However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production.  Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

21.           Commitments

(a)	The Company has entered into operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

	Office Leases	Office equipment	Total
6 months ending December 31, 2009	$81	$4	$85
Year ending December 31, 2010	148	-	148
Year ending December 31, 2011	134	-	134
Year ending December 31, 2012	78	-	78
	$441	$4	$445

(b)
The Company has a letter of guarantee outstanding in the amount of $214,000 as security for the Company fulfilling certain obligations pursuant to an Authorization granted by DFO relating to road repairs in proximity to the Prairie Creek Mine Site (see Notes 11 and 12).

(c)
Under the terms of the Tuvatu Gold Project Option (see Note 9), the Company has agreed to fund operations in Fiji relating to the Tuvatu Gold Property maintenance costs and current work program in the amount of $100,000 per month, the remaining payments falling due on each of July 1, August 1, September 1 and October 1, 2009.

22.           Subsequent events

Subsequent to June 30, 2009, 5,882,500 share purchase warrants exercisable at $1.20 per common share expired.

CANADIAN ZINC CORPORATION                                                                                                                     Amended and Restated
(a development stage company)
Notes to the Financial Statements
June 30, 2009
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

23.           Restatement

During the fourth quarter of 2009, the Company amended its accounting policy for its investment in Vatukoula Gold Mines Plc from the equity method of accounting to the principles of accounting as determined by CICA Handbook 3855 “Financial instruments – recognition and measurement.”

The restatement resulted in changes to the reported carrying values of assets, net loss and shareholders’ equity as at and for the periods ended June 30, 2009 as follows:

	As Previously Reported	Adjustment	Restated
Assets
Marketable securities	$511	$10,473	$10,984
Investment in Vatukoula Gold Mines Plc	6,486	(6,486)	-

Shareholders’ equity
Deficit	(47,146)	3,987	(43,159)

Statement of Operations, Comprehensive Income and Deficit for the three months ended June 30, 2009:
General expenses	(471)	(49)	(520)
Unrealized (loss) gain on securities	(306)	4,036	3,730

Income (loss) per share – basic and dluted	(0.01)	0.04	0.03

Statement of Operations, Comprehensive Income and Deficit for the six months ended June 30, 2009:
General expenses	(906)	(49)	(955)
Unrealized (loss) gain on securities	25	4,036	4,061

Income (loss) per share – basic and diluted	$(0.01)	$0.03	$0.02

EXHIBIT LIST
31	CEO Certificate
32	CFO Certificate
99.1	Management Discussion and Analysis June 30, 2008
99.2	News release – Canadian Zinc files a mended and restated quarterly financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: February 18, 2010	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman